STATEMENT OF INVESTMENTS

Dreyfus California Intermediate Municipal Bond Fund

June 30, 2006 (Unaudited)

Long-Term Municipal Investments--98.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--86.0%				
ABAG Finance Authority for Nonprofit Corporations, COP (Episcopal Homes Foundation)	5.25	7/1/10	3,500,000	3,578,050
ABAG Finance Authority for Nonprofit Corporations, Revenue (San Diego Hospital Association)	5.38	3/1/21	4,000,000	4,151,560
Alameda Corridor Transportation Authority, Revenue (Insured; MBIA)	5.13	10/1/16	2,000,000	2,090,440
Alameda County, COP (Insured; MBIA)	5.38	12/1/12	2,000,000	2,151,800
Bay Area Toll Authority, San Francisco Bay Area Toll Bridge Revenue	5.00	4/1/11	2,000,000	2,095,820
Bay Area Toll Authority, San Francisco Bay Area Toll Bridge Revenue	5.00	4/1/12	1,000,000	1,053,500
Burbank, Wastewater Treatment Revenue (Insured; AMBAC)	5.00	6/1/18	895,000	931,462
Burbank, Wastewater Treatment Revenue (Insured; AMBAC)	5.00	6/1/19	945,000	980,296
California, Economic Recovery Bonds	5.25	7/1/14	2,000,000	2,153,440
California, Economic Recovery Bonds (Insured; MBIA)	5.00	7/1/12	1,750,000	1,846,863
California, GO	5.00	8/1/22	2,000,000	2,061,040
California, GO (Various Purpose)	5.00	6/1/11	2,000,000	2,090,000
California, GO (Various Purpose)	5.13	11/1/11	5,000,000	5,268,100
California, GO (Various Purpose)	5.00	6/1/16	2,000,000	2,101,680
California, GO (Veterans)	5.35	12/1/16	2,000,000	2,057,860
California Department of Water Resources, Power Supply Revenue (Insured; FGIC)	5.13	5/1/12	2,000,000 a	2,145,020
California Department of Water Resources, Water System				

Revenue (Central Valley Project)	5.50	12/1/11	225,000 [a]	242,939
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/15	1,275,000	1,366,800
California Department of Water Resources, Water System Revenue (Central Valley Project) (Insured; FGIC)	5.50	12/1/15	2,000,000	2,211,460
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/19	2,000,000	2,052,300
California Health Facilities Financing Authority, Revenue (Health Facility-Adventist Health Systems)	5.00	3/1/17	870,000	889,384
California Health Facilities Financing Authority, Revenue (Health Facility-Adventist Health Systems)	5.00	3/1/18	1,000,000	1,018,830
California Health Facilities Financing Authority, Revenue (Stanford Hospital and Clinics)	5.00	11/15/17	2,000,000	2,052,980
California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	2,000,000 [a]	2,159,620
California Pollution Control Financing Authority, PCR (San Diego Gas and Electric Co.) (Insured; MBIA)	5.90	6/1/14	2,000,000	2,228,400
California Public Works Board, LR (Department of Health Services-Richmond Lab) (Insured; XLCA)	5.00	11/1/19	1,680,000	1,742,714
California Public Works Board, LR (Department of Health Services-Richmond Lab) (Insured; XLCA)	5.00	11/1/20	1,275,000	1,318,656
California Public Works Board, LR (Department of Mental Health-Coalinga)	5.50	6/1/18	2,500,000	2,689,900
California Public Works Board, LR (University of California Research Projects) (Insured; MBIA)	5.25	11/1/17	1,000,000	1,072,120
California Statewide Communities Development Authority, Apartment Development Revenue (Irvine Apartment Communities)	5.05	5/15/08	5,000,000	5,052,950

California Statewide Communities Development Authority, MFHR (Equity Residential/Skylark Apartments)	5.20	6/15/09	2,000,000	2,046,460
California Statewide Communities Development Authority, PCR (Southern California Edison Co.) (Insured; XLCA)	4.10	4/1/13	4,000,000	4,002,120
California Statewide Communities Development Authority, Revenue (California Endowment)	5.25	7/1/20	2,280,000	2,413,448
California Statewide Communities Development Authority, Revenue (Huntington Memorial Hospital)	5.00	7/1/17	3,000,000	3,099,930
California Statewide Communities Development Authority, Revenue, COP (Huntington Memorial Hospital) (Insured; Connie Lee)	5.50	7/1/06	2,000,000 [a]	2,040,080
Capistrano Unified School District, Community Facilities District Special Tax (Insured; FGIC)	5.00	9/1/19	3,545,000	3,697,045
Carson Redevelopment Agency (Area Number 1-Tax Allocation) (Insured; MBIA)	5.50	10/1/13	1,000,000	1,089,620
Cathedral City, Cove Improvement District Number 2004-02, Limited Obligation Improvement	5.00	9/2/21	1,040,000	1,040,291
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California)	6.00	2/1/20	1,000,000	1,040,520
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project)	3.95	12/20/07	2,500,000	2,494,525
Corona Redevelopment Agency, Tax Allocation (Merged Downtown Amended) (Insured; FGIC)	5.00	9/1/16	1,000,000	1,049,980
Eastern Municipal Water District, Water and Sewer Revenue, COP (Insured; FGIC)	5.38	7/1/17	2,000,000	2,108,280
El Monte City School District, GO (Insured; FGIC)	5.00	5/1/17	1,900,000	2,001,384
El Segundo Unified School District (Insured; FGIC)	5.25	9/1/17	1,145,000	1,223,261
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/15	1,000,000	1,087,720
Escondido Unified School District (Insured; FSA)	5.25	8/1/16	1,795,000	1,912,285

Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	7.05	1/1/10	2,000,000	2,209,580
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.25	1/15/12	4,550,000	4,787,738
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.13	1/15/19	2,000,000	2,083,160
Fountain Valley School District, COP (Insured; AMBAC)	2.50	11/1/06	2,000,000	1,987,720
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	3,500,000 [a]	3,622,325
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	2,420,000	2,461,672
Hartnell Community College District (Insured; MBIA)	5.25	8/1/16	1,880,000	2,020,850
Imperial Redevelopment Agency, Subordinate Tax Allocation Revenue (Imperial Redevelopment Project)	4.50	12/1/11	2,000,000	1,974,880
Lincoln Special Tax, Community Facilities District No. 2003	5.65	9/1/19	1,250,000	1,293,925
Los Angeles Community College District (Insured; MBIA)	5.50	8/1/11	1,845,000 [a]	1,984,519
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue (Insured; FGIC)	5.00	7/1/17	1,450,000	1,502,186
Los Angeles County Public Works Financing Authority, LR (Master Refunding Project) (Insured; MBIA)	5.00	12/1/08	2,000,000	2,056,080
Los Angeles Unified School District (Insured; FGIC)	5.00	7/1/19	2,000,000	2,090,680
Los Angeles Unified School District (Insured; MBIA)	5.50	7/1/12	2,850,000	3,088,004
Los Angeles Unified School District (Insured; MBIA)	5.25	7/1/14	1,000,000	1,071,590
Los Angeles Unified School District (Insured; MBIA)	5.75	7/1/15	3,000,000	3,363,510
Metropolitan Water District of Southern California, Waterworks Revenue	5.25	3/1/11	3,000,000 [a]	3,209,250
Midpeninsula Regional Open Space District Financing Authority, Revenue (Insured; AMBAC)	0.00	9/1/15	2,825,000	1,870,065

Milpitas Redevelopment Agency, Tax Allocation (Redevelopment Project Area Number 1) (Insured; MBIA)	5.25	9/1/17	2,000,000	2,117,040
Milpitas Redevelopment Agency, Tax Allocation (Redevelopment Project Area Number 1) (Insured; MBIA)	5.25	9/1/18	1,000,000	1,055,810
Modesto Irrigation District, COP (Capital Improvements) (Insured; FSA)	5.25	7/1/16	1,370,000	1,453,145
North Orange County Community College District (Insured; MBIA)	5.00	8/1/19	1,000,000	1,045,640
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch)	5.25	8/15/19	1,100,000	1,134,529
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch)	5.30	8/15/20	1,450,000	1,496,313
Orange County Community Facilities District, Special Tax (Number 04-1 Ladera Ranch)	4.88	8/15/21	2,355,000	2,315,295
Port of Oakland, Revenue (Insured; MBIA)	5.00	11/1/13	1,000,000	1,039,810
Poway Unified School District Community Facilities District Number 14, Improvement Area A Special Tax (Del Sur)	5.00	9/1/19	1,015,000	1,012,503
Poway Unified School District Community Facilities District Number 14, Special Tax (Del Sur)	4.90	9/1/18	1,790,000	1,770,972
Rancho Water District (Insured; FSA)	5.50	8/1/08	1,670,000	1,727,548
Riverside County Public Financing Authority, Tax Allocation Revenue (Redevelopment Projects) (Insured; XLCA)	5.25	10/1/18	1,275,000	1,347,879
Riverside Improvement Board, Act 1915 (Canyon Springs Assessment)	4.00	9/2/10	1,230,000	1,208,844
Riverside Improvement Board, Act 1915 (Canyon Springs Assessment)	4.25	9/2/11	1,000,000	989,660
Sacramento City Unified School District (Election of 1999) (Insured; FSA)	5.25	7/1/20	2,435,000	2,577,521
Sacramento County, Special Tax (Community Facilities District Number 1)	5.20	12/1/07	1,110,000	1,121,244
Sacramento County,				

Special Tax (Community Facilities District Number 1)	5.40	12/1/09	1,220,000	1,250,317
Sacramento County Sanitation District Financing Authority, Revenue	5.50	12/1/14	4,000,000	4,288,080
San Diego County, COP (Burnham Institute for Medical Research)	5.70	9/1/09	3,700,000 a	3,906,904
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/12	1,260,000	1,304,239
San Diego Housing Authority, MFHR (Island Village Apartments) (Collateralized; FHLMC)	5.10	7/1/12	1,025,000	1,059,655
San Diego Unified School District (Election of 1998) (Insured; FSA)	5.25	7/1/16	1,465,000	1,567,067
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA)	5.00	11/1/18	2,000,000	2,105,480
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/18	445,000	230,568
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/21	500,000	215,585
San Mateo County Community College District (Election of 2001) (Insured; MBIA)	5.00	9/1/20	2,000,000	2,081,940
San Mateo Redevelopment Agency (Tax Allocation)	5.10	8/1/14	1,835,000	1,895,096
San Mateo Union High School District (Insured; FSA)	5.00	9/1/21	2,545,000	2,637,205
Santa Clara Unified School District	5.50	7/1/16	1,870,000	1,996,636
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) (Insured; FGIC)	5.25	8/15/17	2,000,000	2,136,100
South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC)	5.50	11/1/10	1,000,000 a	1,074,650
Southeast Resource Recovery Facility Authority, LR (Insured; AMBAC)	4.00	12/1/07	1,000,000	1,003,470
Southeast Resource Recovery				

Facility Authority, LR (Insured; AMBAC)	5.25	12/1/17	1,000,000	1,059,770
Sunnyvale, Solid Waste Revenue (Insured; AMBAC)	5.50	10/1/15	1,695,000	1,794,581
Truckee-Donner Public Utility District, COP (Insured; ACA)	4.50	1/1/08	1,500,000	1,509,855
Truckee-Donner Public Utility District, COP (Insured; ACA)	4.50	1/1/09	1,685,000	1,697,890
U.S. Related--12.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 [a]	1,067,380
Childrens's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,202,140
Guam, LOR (Section 30) (Insured; FSA)	5.50	12/1/10	3,000,000	3,195,150
Puerto Rico Commonwealth, Public Improvement	5.00	7/1/08	2,500,000	2,529,175
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.75	7/1/08	2,000,000	2,072,380
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.75	7/1/10	2,000,000 [a]	2,151,880
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/22	2,745,000	2,852,879
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FSA)	6.25	7/1/16	3,000,000	3,503,430
Puerto Rico Industrial Tourist Educational, Medical and Environmental Control Facilities Financing Authority, Industrial Revenue (Guaynabo Warehouse)	4.35	7/1/06	1,170,000	1,170,000
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/16	1,500,000	1,597,980
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) (Insured; AMBAC)	5.25	2/1/12	1,500,000	1,589,520
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,695,000	1,738,646
Virgin Islands Water and Power Authority, Electric Systems (Insured; Radian)	5.13	7/1/11	1,000,000	1,028,440
Total Investments (cost $222,205,938)			**98.1%**	**223,808,508**

Cash and Receivables (Net)	**1.9%**	**4,296,565**
Net Assets	**100.0%**	**228,105,073**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency

SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		